FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                        REPORT OF FOREIGN PRIVATE ISSUER



                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                     For the Month of:          OCTOBER 2002



                              TAGALDER (2000) INC.
                 (Translation of registrant's name into English)


             44 ADDINGTON CRES., BRAMALEA, ONTARIO, CANADA  L6T 2R3
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X     Form 40-F
                                     ----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No   X
                                            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______


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                              TAGALDER (2000) INC.

     Attached hereto as Exhibit 99.1 is a copy of the Notice of Annual General Meeting of Shareholders of Tagalder (2000) Inc., which includes a letter from the President and Management Information Circular, as filed with SEDAR on October 3, 2002.

     Attached hereto as Exhibit 99.2 is a copy of the Proxy for the Annual General Meeting of Shareholders as filed with SEDAR on October 3, 2002.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  October  7,  2002                 Tagalder (2000) Inc.

                                          /s/ L. Murray Eades
                                          --------------------------------------
                                          L. Murray Eades, Chairman of the Board



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